

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2023

Adam Emmerich
Partner
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: PFSweb, Inc.**
> **Schedule TO-T/A filed by GXO Logistics, Inc.**
> **Filed September 29, 2023**
> **File No. 005-59323**

Dear Adam Emmerich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T/A filed September 29, 2023.

General

1. While we do not agree with the analysis and conclusion set forth in the second and third paragraphs of your response to comment 1 of our September 21, 2023 letter, we will not issue additional comments on this specific matter at this time. In this respect, we note that Rule 14d-6(a)(2)(i) states that "[t]he summary advertisement *must contain* at least the information required by paragraph (d)(2)" of Rule 14d-6 (emphasis added). Such information must be contained within the summary advertisement and may not be incorporated by reference.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Dan Duchovny at (202) 551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions